

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

<u>Via E-mail</u>
Craig S. McMillan
Chief Executive Officer
Unseen Solar, Inc.
650 N. Rose Drive #607
Placentia, CA 92870

   Re: Unseen Solar, Inc.
       Preliminary Proxy Statement on Schedule 14A
       Filed October 4, 2012
       File No. 000-54392

Dear Mr. McMillan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Craig Slivka, for

         Pamela Long
         Assistant Director

cc: Mark C. Lee (*via e-mail*)
    Greenberg Traurig, LLP